UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 1-1153

                              NEWMONT GOLD COMPANY
                (FORMERLY KNOWN AS NEWMONT MINING CORPORATION)
            (Exact name of registrant as specified in its charter)

                               1700 LINCOLN STREET
                             DENVER, COLORADO 80203
                                 (303) 863-7414
     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                   COMMON STOCK, PAR VALUE $1.60 PER SHARE
               (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

          $3.25 CONVERTIBLE PREFERRED STOCK, PAR VALUE $5.00 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]            Rule 12h-3(b)(1)(i)       [X]
Rule 12g-4(a)(1)(ii)      [ ]            Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)       [ ]            Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)      [ ]            Rule 12h-3(b)(2)(ii)      [ ]
                                         Rule 15d-6                [ ]

  Approximate number of holders of record as of the certification or notice date: 1 (ONE)

      Pursuant to the requirements of the Securities Exchange Act of 1934, Newmont Gold Company (formerly known as Newmont Mining Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 15, 2002
                                         NEWMONT GOLD COMPANY
                                         (formerly known as Newmont Mining
                                         Corporation)



                                         By:  /s/ BRITT D. BANKS
                                            ----------------------------------
                                             Britt D. Banks
                                             Vice President, General Counsel
                                             and Secretary